

12062785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
AUG 29 2012
Washington DC
405

| SEC FILE NUMBER |
|---|
| 8 - 68610 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/21/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Topeka Capital Markets, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 11th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jackson 212-709-1360
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 7068 (Zip Code)

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***



# OATH OR AFFIRMATION

I, Michael Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Topeka Capital Markets, Inc., as of 30-Jun ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

Notary Public
State of Washington
YELENA UZHANSKY
My Appointment Expires Dec 10, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TOPEKA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2012

# TOPEKA CAPITAL MARKETS, INC.

## CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Stockholders' of
Topeka Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Topeka Capital Markets, Inc. (the "Company") as of June 30, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Topeka Capital Markets, Inc. as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit, negative cash flows from operations and a net loss from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rothstein Kass

Roseland, New Jersey
August 28, 2012

# TOPEKA CAPITAL MARKETS, INC.

## STATEMENT OF FINANCIAL CONDITION

**June 30, 2012**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 55,140 |
| **Accounts receivable** | | 9,500 |
| **Tax receivable** | | 12,791 |
| **Due from broker** | | 632,081 |
| **Property and equipment,** net | | 268,628 |
| **Restricted cash,** security deposit | | 122,160 |
| **Other assets** | | 9,284 |
| | $ | 1,109,584 |
| **LIABILITIES AND STOCKHOLDER'S DEFICIENCY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 507,883 |
| Deferred rent | | 49,847 |
| Total liabilities | | 557,730 |
| **Liabilities subordinated to claims of general creditors** | | 1,600,000 |
| **Stockholders' deficiency** | | |
| Class A Common stock, $.001 par value, 10,000 shares authorized, issued, and outstanding | | 10 |
| Class B Common stock, $.001 par value, 8,647 shares authorized, issued, and outstanding | | 9 |
| Additional paid-in capital | | 2,043,981 |
| Accumuated deficit | | (3,092,146) |
| Total stockholders' deficiency | | (1,048,146) |
| | $ | 1,109,584 |

*See accompanying notes to financial statement.*

### 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Topeka Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Delaware on May 4, 2010. The Company commenced operations on April 1, 2011. The Company's operations consist primarily of engaging in brokerage and principal transactions, soft dollar activities and providing research services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on August 28, 2012. Subsequent events have been evaluated through this date.

*Restricted Cash*

The Company has a letter of credit as a security deposit for one of its office locations.

*Commission Revenue and Expense Recognition from Securities Transactions and Research Commissions*

Research and trading commissions from clients and the related revenues and expenses are recorded on a trade-date basis. Research revenues from clients for payment of the research product are recorded as invoiced.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Useful Life | Estimated Principal Method |
|---|---|---|
| Furniture and fixtures | 3 years | Straight-line |
| Computer equipment | 3 years | Straight-line |
| Leasehold improvements | 5 years | Straight-line |

## 1. Nature of business and summary of significant accounting policies (continued)

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' deficiency. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 2. Liquidity, going concern consideration and managements' plan

Since commencement of operations, the Company has incurred net losses, negative cash flows from operations and has an accumulated deficit. The Company has relied on financing from their shareholders and will continue to need additional financing until it achieves profitable operations and positive cash flows from operations.

## 2. Liquidity, going concern consideration and managements' plan (continued)

Management's plans in regard to these matters are to issue equity to existing shareholders to continue to fund day to day operations, issue equity to new investors, reduce capital expenditures, seek to obtain a loan from a financial institution and reduce operating costs by re-negotiating agreements with vendors. The Company has increased their customer base and plans to continue adding customers as they expand their business offerings in an effort to achieve profitable operations. Management is also working closely with new and existing customers to reduce the sales-cycle and receive payment for services in a more timely manner. There can be no assurance that the Company will be successful in these efforts or that available capital will be sufficient to fund future operations. The failure to do so would raise substantial doubt as to the Company's ability to continue as a going concern. No adjustment has been made in the financial statements of the Company to the amounts and classification of assets and liabilities which could result should the Company be unable to continue as a going concern.

## 3. Property and equipment

Details of property and equipment at June 30, 2012 are as follows:

| | | |
|---|---|---|
| Computer equipment | $ | 306,854 |
| Leasehold improvements | | 12,362 |
| Furniture and fixtures | | 87,820 |
| | | 407,036 |
| Less accumulated depreciation and amortization | | 138,408 |
| | $ | 268,628 |

## 4. Liabilities subordinated to claims of general creditors

At June 30, 2012, the Company had two subordinated loan agreements with a stockholder which were in accordance with agreements approved by the FINRA in the amount of $1,000,000 and $600,000 respectively. Both agreements mature on April 1, 2021. Interest must be accrued quarterly at the 3-month LIBOR rate plus 1% and is payable at maturity. At June 30, 2012, $1,600,000 was outstanding under the loan agreements.

## 5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2012, the Company's net capital was approximately $142,000, which was approximately $42,000 in excess of its minimum requirement of $100,000.

**6. Income taxes**

At June 30, 2012, the provision for income taxes of $9,086 is for state and local taxes.

At June 30, 2012, the Company has federal, New York state and New York City net operating loss carryforwards (NOLs) of approximately $3,174,000 for federal and $2,904,000 for New York state and city, which expire through 2022. The deferred tax asset from the Company's NOLs is approximately $1,442,000. A valuation allowance for the full amount of the deferred tax asset has been established.

**7. Off-balance sheet risk**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the due from broker is pursuant to this clearance agreement and includes a clearing deposit of $500,000.

**8. Concentrations of credit risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

**9. Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii), and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

**10. Common stock**

Each share of Class A voting common stock is convertible, at the option of the holder, at any time, into an equal number of Class B non-voting common stock shares as defined in the Company's Certificate of Incorporation. Each share of Class B non-voting common stock is convertible, at the option of the holder, into an equal number of Class A voting common shares so as to permit such holder to sell such shares in a public offering of Class A voting common stock or in a public market for shares of Class A voting common stock following the initial public offering of Class A voting common stock. Holders of Class A and B common stock will share equally, on a per share basis, in any dividends declared by the Board of Directors.

### 11. Commitments and contingencies

The Company rents office space in Chicago and New York City under two non-cancellable operating leases. The Chicago lease is a 13-month lease expiring on January 31, 2013 and calls for monthly payments of $2,189 plus any taxes and fees. The New York City lease expires on June 30, 2021. Rent includes a base rent and additional charges for taxes and fees. The annual base rent increases every 5 years. Rent expense under these agreements for the period April 1, 2011 (commencement of operations) through June 30, 2012 was $231,000.

Aggregate future lease payments of office space subsequent to June 30, 2012 are approximately as follows:

| Years ending June 30, | | |
|---|---|---|
| 2013 | $ | 243,000 |
| 2014 | | 230,000 |
| 2015 | | 230,000 |
| 2016 | | 232,000 |
| 2017 | | 251,000 |
| Thereafter | | 1,003,000 |
| | $ | 2,189,000 |